UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Hill International, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

431466101

(CUSIP Number)

Global Infrastructure Solutions Inc.

660 Newport Center Drive, Suite 940

Newport Beach, California 92660

Attn: Deborah Butera, General Counsel

Phone: (213) 640-8159

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

John-Paul Motley

Steven Tonsfeldt

Cooley LLP

1333 2nd Street, Suite 400

Santa Monica, California 90401

Phone: (310) 883-6400

August 26, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 431466101	SCHEDULE 13D	PAGE 2 OF 12

1	Names of reporting persons Global Infrastructure Solutions Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 5,799,621*
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 5,799,621*
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.2**
14	Type of reporting person CO

*

Beneficial ownership of 5,799,621 shares of common stock, par value $0.0001 (“Hill Common Stock”), of Hill International, Inc., a Delaware corporation (“Hill”), is being reported hereunder solely because Global Infrastructure Solutions Inc., a Delaware corporation (“GISI”), Hill International Credit Co. LLC, a Delaware limited liability company and a direct wholly owned subsidiary of GISI (“HICC”), GISI International Services LLC, a Delaware limited liability company and a direct wholly owned subsidiary of HICC (“GIS International”) and Liberty Acquisition Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of GIS International (“Merger Sub” and, together with GISI, HICC and GIS International, collectively, the “Reporting Persons”) may be deemed to have beneficial ownership of such shares of Hill Common Stock as a result of certain provisions contained in the Support Agreement, dated as of August 26, 2022 (the “New Support Agreement”), entered into by GISI, Merger Sub and the Supporting Stockholders (as defined below). Pursuant to Rule 13d-4 under the Exchange Act, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of Hill Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

**

The calculation of the 10.2% beneficial ownership is based on (i) 5,799,621 shares of Hill Common Stock beneficially owned by the Supporting Stockholders as of August 26, 2022 (as set forth in the New Support Agreement) and (ii) 57,086,992 shares of Hill Common Stock issued and outstanding as of August 15, 2022 (as set forth in the Amended Agreement (as defined below)).

CUSIP NO. 431466101	SCHEDULE 13D	PAGE 3 OF 12

1	Names of reporting persons Hill International Credit Co. LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 5,799,621*
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 5,799,621*
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.2**
14	Type of reporting person CO

*

Beneficial ownership of 5,799,621 shares of Hill Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares of Hill Common Stock as a result of certain provisions contained in the New Support Agreement. Pursuant to Rule 13d-4 of the Exchange Act, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of Hill Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

**

The calculation of the 10.2% beneficial ownership is based on (i) 5,799,621 shares of Hill Common Stock beneficially owned by the Supporting Stockholders as of August 26, 2022 (as set forth in the New Support Agreement) and (ii) 57,086,992 shares of Hill Common Stock issued and outstanding as of August 15, 2022 (as set forth in the Amended Agreement (as defined below)).

CUSIP NO. 431466101	SCHEDULE 13D	PAGE 4 OF 12

1	Names of reporting persons GISI International Services LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 5,799,621*
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 5,799,621*
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.2**
14	Type of reporting person CO

*

Beneficial ownership of 5,799,621 shares of Hill Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares of Hill Common Stock as a result of certain provisions contained in the New Support Agreement. Pursuant to Rule 13d-4 of the Exchange Act, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of Hill Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

**

The calculation of the 10.2% beneficial ownership is based on (i) 5,799,621 shares of Hill Common Stock beneficially owned by the Supporting Stockholders as of August 26, 2022 (as set forth in the New Support Agreement) and (ii) 57,086,992 shares of Hill Common Stock issued and outstanding as of August 15, 2022 (as set forth in the Amended Agreement (as defined below)).

CUSIP NO. 431466101	SCHEDULE 13D	PAGE 5 OF 12

1	Names of reporting persons Liberty Acquisition Sub Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0
	8	Shared voting power 5,799,621*
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 5,799,621*
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.2**
14	Type of reporting person CO

*

Beneficial ownership of 5,799,621 shares of Hill Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares of Hill Common Stock as a result of certain provisions contained in the New Support Agreement. Pursuant to Rule 13d-4 of the Exchange Act, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of Hill Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

**

The calculation of the 10.2% beneficial ownership is based on (i) 5,799,621 shares of Hill Common Stock beneficially owned by the Supporting Stockholders as of August 26, 2022 (as set forth in the New Support Agreement) and (ii) 57,086,992 shares of Hill Common Stock issued and outstanding as of August 15, 2022 (as set forth in the Amended Agreement (as defined below)).

CUSIP NO. 431466101	SCHEDULE 13D	PAGE 6 OF 12

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, $0.0001 par value (the “Hill Common Stock”), of Hill International, Inc., a Delaware corporation (“Hill”). Hill’s principal executive offices are located at One Commerce Square, 2005 Market Street, 17th Floor, Philadelphia, Pennsylvania 19103.

Item 2. Identity and Background.

(a) – (c) This Schedule 13D is being filed jointly by:

1.	Global Infrastructure Solutions Inc., a Delaware corporation (“GISI”);

2.	Hill International Credit Co. LLC, a Delaware limited liability company and direct wholly owned subsidiary of GISI (“HICC”);

3.	GISI International Services LLC, a Delaware limited liability company and direct wholly owned subsidiary of HICC (“GIS International”); and

4.	Liberty Acquisition Sub Inc., a Delaware corporation and direct wholly owned subsidiary of GIS International (“Merger Sub”).

GISI, HICC, GIS International and Merger Sub are each referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The principal business and office address for each of GISI, HICC, GIS International and Merger Sub is 660 Newport Center Drive, Suite 940, Newport Beach, California 92660.

GISI and its affiliated group of companies, of which HICC, GIS International and Merger Sub are members, is a leading construction management, engineering and consulting, and impact and sustainability firm.

HICC serves primarily as a holding company, holding all of the membership interests in GIS International. GIS International serves primarily as a holding company, holding all of the equity interests in Merger Sub. Merger Sub was formed for the sole purpose of entering into the Amended Agreement (as defined below) and consummating the transactions contemplated thereby. Because of the relationship of Merger Sub to GIS International, HICC and GISI, each such Reporting Person may be deemed to beneficially own the Hill Common Stock.

Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of the Reporting Persons, which contains the following information with respect to each such person: (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship.

(d) – (e) During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each executive officer and director of the Reporting Persons is set forth on Annex A.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of September 2, 2022, a copy of which is attached as Exhibit 1.03 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP NO. 431466101	SCHEDULE 13D	PAGE 7 OF 12

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 3.

As more fully described in Item 4 hereof, the Supporting Stockholders (as defined below), who are the record and/or beneficial owners of 5,799,621 shares of Hill Common Stock (the shares of Hill Common Stock beneficially owned by the Supporting Stockholders along with any new shares of Hill Common Stock acquired by the Supporting Stockholders, collectively, the “Supporting Shares”), have entered into the New Support Agreement (as defined below) with GISI and Merger Sub. As a result of the New Support Agreement, the Reporting Persons may be deemed to have beneficial ownership of the 5,799,621 shares of Hill Common Stock beneficially owned by the Supporting Stockholders, however such beneficial ownership is expressly disclaimed by each Reporting Person. The Reporting Persons did not pay any consideration to the Supporting Stockholders in respect of the New Support Agreement. The Supporting Stockholders entered into the New Support Agreement to induce the Reporting Persons to enter into the Amended Agreement (as defined below), as more fully described in Item 4 hereof.

It is currently anticipated that GISI or Merger Sub will finance the acquisition of Hill Common Stock in the Merger through cash on hand.

Item 4. Purpose of Transaction.

Merger Agreement

On August 26, 2022, GISI, Merger Sub, and Hill entered into an Amended and Restated Agreement and Plan of Merger (the “Amended Agreement”), which amended and restated the Agreement and Plan of Merger, dated as of August 16, 2022, by and among Hill, GISI and Merger Sub (the “Original Agreement”).

Pursuant to the Amended Agreement, the acquisition of Hill by GISI and Merger Sub will be accomplished through a one-step merger, as opposed to a tender offer followed by a merger as contemplated in the Original Agreement. The Amended Agreement provides that, upon the terms and conditions set forth in the Amended Agreement and in accordance with the General Corporation Law of the State of Delaware, Merger Sub will be merged with and into Hill (the “Merger”) with Hill surviving the Merger as the surviving corporation and an indirect wholly owned subsidiary of GISI.

The consummation of the Merger is subject to certain customary closing conditions, including, but not limited to, (i) the receipt of the affirmative vote of the holders of a majority of the outstanding shares of Hill Common Stock represented and entitled to vote at a duly held meeting of Hill’s stockholders in favor of the adoption of the Amended Agreement (the “Hill Stockholder Approval”); (ii) expiration or termination of any waiting periods applicable to the consummation of the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt of consent or authorization under certain foreign antitrust laws; and (iii) the absence of any order that has the effect of preventing, making illegal or otherwise prohibiting the consummation of the Transactions.

Support Agreement

As disclosed in the Current Report on Form 8-K filed by Hill with the U.S. Securities and Exchange Commission (the “SEC”) on August 17, 2022, concurrently with the execution of the Original Agreement, GISI and certain stockholders of Hill (the “Supporting Stockholders”) entered into a Tender and Support Agreement (the “Original Support Agreement”). Concurrently with the execution of the Amended Agreement and as an inducement to GISI and Merger Sub to enter into the Amended Agreement, GISI and the Supporting Stockholders terminated the Original Support Agreement and entered into a Support Agreement (the “New Support Agreement”), pursuant to which the Supporting Stockholders agreed, among other things, to vote in favor of the Transactions and in favor of adopting the Amended Agreement and against other proposals to acquire Hill. In addition, the Supporting Stockholders have granted GISI an irrevocable proxy to vote the Supporting Shares in connection with the Transaction. Under the New Support Agreement, the Supporting Stockholders are also prohibited from (1) except as expressly permitted by the New Support Agreement, transferring the shares of such stockholders prior to the record date of Hill’s shareholder meeting and (2) soliciting any Acquisition Proposals (as defined in the Amended Agreement) or having any discussions or negotiations with any third party, or entering into any agreement, whether written or

CUSIP NO. 431466101	SCHEDULE 13D	PAGE 8 OF 12

otherwise, with any third party regarding any Acquisition Proposals. The New Support Agreement terminates in certain circumstances, including in connection with (i) the Hill Board’s determination to change its recommendation with respect to the Transactions and (ii) any modification or amendment to, or the waiver of any provision of, the Amended Agreement as in effect on the date of the New Support Agreement that is effected, in either case, without the written consent of the Supporting Stockholders, that decreases the amount, or changes the form or terms of consideration payable for the shares of Hill Common Stock pursuant to the Amended Agreement or adversely affects the rights of the Supporting Stockholders.

The foregoing descriptions of the Amended Agreement and the New Support Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. The Amended Agreement and the New Support Agreement are referenced herein as Exhibits 1.01 and 1.02 to this Schedule 13D and are incorporated by reference into this Item 4.

Following the Merger, the shares of Hill Common Stock will no longer be traded on the New York Stock Exchange, there will be no public market for the shares of Hill Common Stock, and registration of the shares of Hill Common Stock under the Exchange Act will be terminated. Except as set forth in this Schedule 13D and in connection with the Merger and the New Support Agreement described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Schedule 13D and the footnotes thereto, and the information set forth or incorporated in Items 2, 3 and 4 is incorporated by reference in its entirety into this Item 5.

(a) – (b) As a result of the transactions described in Item 4, as of the date of this Schedule 13D, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, each Reporting Person may be deemed to have shared voting power with respect to (and therefore beneficially own) 5,799,621 shares of Hill Common Stock, representing approximately 10.2% of the outstanding shares of Hill Common Stock (based on the 57,086,992 shares of Hill Common Stock outstanding as of the close of business on August 15, 2022 (as set forth in the Amended Agreement). Accordingly, the percentage of the outstanding shares of Hill Common Stock that may be deemed to be beneficially owned by each of GISI, HICC, GIS International and Merger Sub as a result of the New Support Agreement is approximately 10.2%.

Except as set forth above, no Reporting Person beneficially owns any shares of Hill Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Hill Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person. All Supporting Shares are reported to the knowledge of the Reporting Persons based on the representations of Hill and the Supporting Stockholders. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Schedule 13D is filed constitute a “group” for the purposes of Sections 13(d) of the Exchange Act and the rules thereunder. The filing of this Schedule 13D should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) of the Exchange Act.

The foregoing descriptions of the Amended Agreement and the New Support Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. The Amended Agreement and the New Support Agreement are referenced herein as Exhibits 1.01 and 1.02 to this Schedule 13D and are incorporated by reference into this Item 5(a) – (b).

(c) Except as described in this Schedule 13D, none of the Reporting Persons, and to the best knowledge of the Reporting Persons none of the persons named in Schedule A hereto, has effected any transactions in the shares of Hill Common Stock during the last 60 days.

CUSIP NO. 431466101	SCHEDULE 13D	PAGE 9 OF 12

(d) Except as described in this Schedule 13D, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto or any other person (except for the Supporting Stockholders), and no other person (except for the Supporting Stockholders), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Hill Common Stock reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Except as otherwise described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons or any person listed on Annex A hereto, and any person with respect to any securities of Hill, including but not limited to transfer or voting of any of the securities of Hill, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

1.01	Amended and Restated Agreement and Plan of Merger, dated as of August 26, 2022, by and among GISI, Merger Sub and Hill (incorporated by reference to Exhibit 2.1 to Hill’s Current Report on Form 8-K filed with the SEC on August 29, 2022).

1.02	Support Agreement, dated as of August 26, 2022, among Global Infrastructure Solutions Inc., Liberty Acquisition Sub Inc. and certain stockholders of Hill International, Inc. named therein (incorporated by reference to Exhibit 10.1 to Hill’s Current Report on Form 8-K filed with the SEC on August 29, 2022).

1.03	Joint Filing Agreement, dated as of September 2, 2022, by and among the Reporting Persons.

CUSIP NO. 431466101	SCHEDULE 13D	PAGE 10 OF 12

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2022

Global Infrastructure Solutions Inc.

By:	/s/ Richard C. Lee
Name: Richard C. Lee
Title: Chief Financial Officer

Hill International Credit Co. LLC

By: Global Infrastructure Solutions Inc., its sole member

By:	/s/ Richard C. Lee
Name: Richard C. Lee
Title: Chief Financial Officer

GISI International Services LLC

By: Hill International Credit Co. LLC, its sole member
By: Global Infrastructure Solutions Inc., its sole member

By:	/s/ Richard C. Lee
Name: Richard C. Lee
Title: Chief Financial Officer

Liberty Acquisition Sub Inc.

By:	/s/ Deborah S. Butera
Name: Deborah S. Butera
Title: Secretary

CUSIP NO. 431466101	SCHEDULE 13D	PAGE 11 OF 12

ANNEX A

For each entity listed below, the following sets forth the (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted, and (d) citizenship of each of the executive officers and directors of such entity.

Global Infrastructure Solutions Inc.

The name, present principal occupation or employment and citizenship of each Director and Executive Officer of Global Infrastructure Solutions Inc. (“GISI”) are as set forth below. The business address of each of the below is 660 Newport Center Drive, Suite 940, Newport Beach, California 92660.

Name of Directors and Executive Officers	Principal Occupation/Business	Citizenship / State of Incorporation
Richard G. Newman	Director and Executive Chair of the Board, GISI	United States

John M. Dionisio	Director and Executive Vice-Chair of the Board, GISI	United States

Richard G. Newman, Jr.	Director, President and Chief Executive Officer, GISI	United States

William F. Murdy	Director, Lead Independent Director, GISI Director, Vectrus Inc.	United States

Vanessa C.L. Chang	Director, GISI Director, Transocean Ltd. Director, Edison International Independent Chair for six exchange-traded funds advised by Capital Group	United States and Canada

William D. Jones	Director, GISI President and Chief Executive Officer, CityLink Investment Corporation	United States

Stewart A. Resnick	Director, GISI Chair and President, The Wonderful Company	United States

Jonathan Rosenthal	Director, GISI Managing Partner, Saybrook Advisors, LLC Director, Taylored Services, LLC Director, Something Sweet Director, Total Transportation Services	United States

Anthony C. K. Shum	Director, GISI	Hong Kong

Jeffrey M. Kissel	Executive Vice Chair, GISI	United States

Richard C. Lee	Chief Financial Officer, GISI	United States

CUSIP NO. 431466101	SCHEDULE 13D	PAGE 12 OF 12

Hill International Credit Co. LLC

The name, present principal occupation or employment and citizenship of each Director and Executive Officer of Hill International Credit Co. LLC (“HICC”) are as set forth below. The business address of each of the below is 660 Newport Center Drive, Newport Beach, Suite 940, California 92660.

Name of Directors, Executive Officers and Member	Position at HICC	Principal Occupation/Business	Citizenship / State of Incorporation
Global Infrastructure Solutions Inc.	Member	Construction management, engineering and consulting, and impact and sustainability firm.	Delaware

GISI International Services LLC

The name, present principal occupation or employment and citizenship of each Director and Executive Officer of GISI International Services LLC (“GIS International”) are as set forth below. The business address of each of the below is 660 Newport Center Drive, Suite 940, Newport Beach, California 92660.

Name of Directors, Executive Officers and Member	Position at GIS International	Principal Occupation/Business	Citizenship / State of Incorporation
Hill International Credit Co. LLC	Member	Holding company	Delaware

Liberty Acquisition Sub Inc.

The name, present principal occupation or employment and citizenship of each Director and Executive Officer of Liberty Acquisition Sub Inc. (“Merger Sub”) are as set forth below. The business address of each of the below is 660 Newport Center Drive, Suite 940, Newport Beach, California 92660.

Name of Directors and Executive Officers	Position at Merger Sub	Principal Occupation/Business	Citizenship / State of Incorporation
Jeffrey M. Kissel	Director, President and Chief Executive Officer	Executive Vice Chairman, GISI	United States

Richard C. Lee	Director and Treasurer	Chief Financial Officer, GISI	United States

Deborah S. Butera	Director and Secretary	General Counsel & Corporate Secretary, GISI	United States